

Mail Stop 4631

November 16, 2017

Via E-mail
John P. Zimmer
Chief Financial Officer
Core Molding Technologies, Inc.
800 Manor Park Drive
Columbus, Ohio 43228

> **Re: Core Molding Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2017**
> **File No. 333-221561**

Dear Mr. Zimmer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Donald W. Hughes, Esq.
Aaron A. Seamon, Esq.